

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 10, 2008

Mail Stop 7010

Rosemary Mergenthaler, President
Custom Automated Systems, Inc.
3 Wood Edge Court
Water Mill, NY 11976

Re: Custom Automated Systems, Inc.
         Registration Statement on Form S-1
         Filed on February 12, 2008
         File No. 333-149194

Dear Ms. Mergenthaler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you are registering the resale of 2,157,000 shares held by selling stockholders, of which 1,625,000 of these shares are being offered by your president and executive vice president and 500,000 shares are being offered by a 23% shareholder. Your offering appears to be an "at the market offering of equity securities by or on behalf of the registrant" under Rule 415(a)(4) of Regulation C. Because you are not qualified to conduct an offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, as would be required in a direct primary offering, and identify the selling shareholders as underwriters.

2. We note that Mr. Ruediger Albrecht was the sole officer and director of Isdera, North America, Inc., which filed a registration statement that became effective in May 2007. The company stated in the filing, "[w]e have no intention at this time to seeking any joint venture, strategic alliance or business acquisitions for the foreseeable future." Disclosure in the registration statement indicated that the

registrant was committed to a business plan. Subsequently, within five months after the effective date of the registration statement, Isdera filed a Form 8-K report announcing the sale of its stock, the change in control of the Isdera, and the resignation of Mr. Albrecht.

We also note:

- You are a development stage company and your stock is penny stock.
- You have not yet commenced operations.
- You have no revenues, contracts or agreements with customers or suppliers and have conducted little business activity other than raising initial capital and filing this registration statement.
- You have no employees and no assets, except for $55 in cash.
- You will be unable to implement your business plan without substantial additional funding.
- Your registration statement contains very general disclosure related to the nature of your business plan.

Given these facts and disclosure in the pending registration statement, it appears that Custom Automated Systems is a blank check company. Therefore, please comply with Rule 419 of Regulation C under the Securities Act of 1933. Also identify other registration statements filed by companies controlled by Mr. Albrecht where they have not implemented business plans described in their offering documents. Indicate which companies are now viable or dormant entities. Indicate which businesses have been modified and restarted from that described in their offering document. Also note which companies are still actively reporting companies with the Commission.

Financial Statements

3. Update the financial statements and related information to include the second quarter ended December 31, 2007.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dorine H. Miller at (202) 551-3711 or, in her absence, Brigitte Lippmann at (202) 551-3713 or contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael S. Krome, Esq.
        8 Teak Court
        Lake Grove, NY 11755